UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        J P Morgan & Company Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title Of Class of Securities)

--------------------------------------------------------------------------------
                                    616880100
                            -------------------------
                                 (CUSIP Number)

        Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 616880100                        13G           PAGE 2 OF 5 PAGES

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Merrill Lynch, Pierce, Fenner & Smith Incorporated

   -----------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing

                                                                      (a) []
                                                                      (b) []
   -----------------------------------------------------------------------------
     3      SEC USE ONLY

   -----------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

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                          5      SOLE VOTING POWER

                                 None
         NUMBER OF      --------------------------------------------------------
    SHARES BENEFICIALLY   6      SHARED VOTING POWER
       OWNED BY EACH
        REPORTING                13,555,521
           PERSON       --------------------------------------------------------
            WITH          7      SOLE DISPOSITIVE POWER

                                 None
                        --------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 13,555,521

   -----------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                13,555,521

   -----------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   -----------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                7.8%
   -----------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*

                BD, CO
   -----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1 (a)         Name of Issuer:

                   J.P. Morgan & Company Incorporated (the "Company")

Item 1 (b)         Address of Issuer's  Principal Executive Offices:

                   60 Wall Street
                   New York, N. Y. 10260-0060

Item 2 (a)         Names of Person Filing:

                   Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b)         Address of Principal Business Office, or, if None, Residence:

                   Merrill Lynch, Pierce, Fenner & Smith Incorporated World Financial Center, North Tower
                   250 Vesey Street
                   New York, New York  10281

Item 2 (c)         Citizenship:

                   See Item 4 of Cover Pages

Item 2 (d)         Title of Class of Securities:

                   See Cover Page

Item 2 (e)         CUSIP Number:

                   See Cover Page

Item 3

         Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Act. MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in equity securities of the Company. The UITs have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities reported herein.

Item 4            Ownership

         (a) Amount Beneficially Owned: See Item 9 of Cover Pages. Pursuant to ss. 240.13d-4, MLPF&S (the "Reporting Person") disclaims beneficial ownership of the securities of the Company referred to herein, and the filing of this
Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company covered by this statement, other than certain securities of the Company held in MLPF&S proprietary accounts.

                                Page 3 of 5 Pages

        (b)   Percent of Class:

                          See Item 11 of Cover Pages

        (c) Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                          See Item 5 of Cover Pages

                 (ii) shared power to vote or to direct the vote:

                          See Item 6 of Cover Pages

                 (iii) sole power to dispose or to direct the disposition of:

                          See Item 7 of Cover Pages

                  (iv) shared power to dispose or to direct the disposition of:

                          See Item 8 of Cover Pages

Item 5            Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person.

         MLPF&S is a sponsor of various UITs which invest in equity securities as defined in ss. 240.13d-1(d). While the UITs have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities reported herein, no single UIT's interest relates to more than 5% of the class of securities reported herein.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8            Identification and Classification of Members of the Group.

                  Not Applicable

Item 9            Notice of Dissolution of Group.

                  Not Applicable

                                Page 4 of 5 Pages

Item 10                    Certification.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 12, 1999

                                            Merrill Lynch, Pierce, Fenner &
                                            Smith Incorporated

                                            /s/ Andrea Lowenthal
                                            --------------------------
                                            Name: Andrea Lowenthal
                                            Title:   Attorney-in-fact*
--------
* Signed pursuant to a Power of Attorney, dated November 17, 1995, included as Exhibit A to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch, Pierce, Fenner & Smith Incorporated on February 12,
  1999 with respect to International Paper Company.



                               Page 5 of 5 Pages